SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

TARGET GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87614W104

(CUSIP Number)

Jacob Weinstein

52 Ridout Street East

Tillsonburg, Ontario, Canada N4G 2E3

(519) 200-8559

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	87614W104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Weinstein Family (2015) Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,257,288
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,257,288
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,257,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer

Common Stock

Target Group Inc.

55 Administration Road, Unit 8

Vaughn, Ontario, Canada L4K 4G9

Item 2.	Identity and Background

(a)	Name: The Weinstein Family (2015) Trust

(b)	Address: 52 Ridout Street East, Tillsonburg, Ontario, Canada N4G 2E3

(c)	Occupation: Not Applicable

(d)	Criminal Proceedings: During the last five years, no trustee or beneficiary of the Trust has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Civil Proceedings: During the last five years, no trustee or beneficiary of the Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction concerning violations of federal or state securities laws

(f)	Citizenship: Canada

Item 3.	Source and Amount of Funds or Other Considerations

The securities were acquired pursuant to an Agreement and Plan of Share Exchange with the Issuer.

Item 4.	Purpose of Transaction

The shareholder acquired the shares as a result of an Agreement and Plan of Share Exchange. The shareholder has no plans or proposals with respect to the Issuer other than to remain a passive investor.

Item 5.	Interest in Securities of the Issuer

(a)	19,257, 288 shares are currently held by the shareholder , representing 32% of the currently issued and outstanding Common Stock.

(b)	The shareholder has sole voting and dispositive power with respect to 19,257,288 shares.

(c)	There were no other transactions in the Issuer’s Common Stock effected by the shareholder during the past sixty (60) days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2018
Dated

/s/ Jacob Weinstein
Signature

Jacob Weinstein, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).